As filed with the Securities and Exchange Commission on November 20, 2023

Securities Act File No. 333-273992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES
ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 2

PEAR TREE FUNDS
(Exact Name of Registrant as Specified in Charter)

55 Old Bedford Road

Lincoln, Massachusetts 01773

(Address of Principal Executive Offices and Zip Code)

(781) 259-1144

(Registrant’s Telephone Number, including Area Code)

Willard L. Umphrey

President

PEAR TREE ADVISORS, INC.

55 Old Bedford Road

Lincoln, Massachusetts 01773

(Name and Address of Agent for Service)

Copy to:

John Hunt, Esq.

SULLIVAN & WORCESTER LLP

One Post Office Square

Boston, Massachusetts 02109

It is proposed that this amendment become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

An indefinite amount of the Registrant’s securities has been registered under the Securities Act of 1933, as amended, pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. In reliance upon such rule, no filing fee is paid at this time.

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PEAR TREE FUNDS

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Notice of Special Meeting*

Part A – Combined Prospectus/Proxy Statement*

Part B – Statement of Additional Information*

Part C – Other Information*

Signature Page

Exhibits*

*	Incorporated by reference from the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-14, as filed with the U.S. Securities and Exchange Commission on September 15, 2023 (Form No. 333-273992) (the “Registration Statement”).

Explanatory Note

This Post-Effective Amendment No. 2 is being filed solely for the purpose of including in the Registration Statement an Exhibit 12, that is, the opinion of Sullivan & Worcester LLP (and the related consent) as to tax matters for the reorganization of Pear Tree Axiom Emerging Markets World Equity Fund into Pear Tree Polaris International Opportunities Fund.

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PART C: OTHER INFORMATION

ITEM 15.	Indemnification

Indemnification provisions for officers, directors and employees of the Trust are set forth in Article VIII, Sections one through three of the Second Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), and they are hereby incorporated by reference. See Item 16(1) below. Under the Declaration of Trust, trustees and officers will be indemnified to the fullest extent permitted to directors by the Massachusetts General Corporation Law, subject only to such limitations as may be required by the Investment Company Act of 1940, as amended, and the rules thereunder (collectively, the “1940 Act”). Under the 1940 Act, trustees and officers of an investment company such as the Trust may not be protected against liability to the investment company or its shareholders to which they would be subject because of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of their office. The Trust also maintains liability insurance policies covering its Trustees and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.

ITEM 16.	Exhibits

1.	Second Amended and Restated Declaration of Trust of Registrant dated May 26, 2011 (incorporated by reference to Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A filed on June 1, 2011).

2,	Amended and Restated By-Laws of the Trust dated October 22, 2008 (incorporated by reference to Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A filed on August 1, 2009).

3.	Not applicable.

4.	Agreement and Plan of Reorganization included in Part A as Appendix A.

5.	Instruments Defining Rights of Security Holders are incorporated by reference to Exhibits 1 and 2, above.

6.	Copies of Investment Advisory Contracts:

(a)	Amended and Restated Management Contract between the Trust and Quantitative Investment Advisors, Inc. (currently known as Pear Tree Advisors, Inc., the “Manager”) dated May 1, 2008 (incorporated by reference to Post-

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Effective Amendment No. 38 to the Registration Statement on Form N-1A filed on April 30, 2008).

(b)	Schedule I to Amended and Restated Management Contract dated as of May 1, 2008 amended March 25, 2019 (incorporated by reference to Post-Effective Amendment No. 68 to the Registration Statement on Form N-1A filed on May 31, 2019).

(c)	Management Fee/Sub-Advisory Fee Waiver Agreement dated July 31, 2023 (relating to Pear Tree Polaris Foreign Value Fund, Pear Tree Polaris Foreign Value Small Cap Fund, and Pear Tree Polaris International Opportunities Fund)(incorporated by reference to Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A filed on August 1, 2023).

(d)	Expense Limitation Agreement dated July 31, 2023 (relating to Pear Tree Polaris Foreign Value Fund, Pear Tree Axiom Emerging Markets World Equity Fund, Pear Tree Quality Fund, and Pear Tree Polaris International Opportunities Fund) (incorporated by reference to Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A filed on August 1, 2023).

(e)	Expense Limitation Agreement dated July 31, 2023 (relating to the Pear Tree International Opportunities Fund)(incorporated by reference to Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A filed on August 1, 2023).

(f)	Sub-Advisory Contract between the Manager and Polaris Capital Management, LLC relating to Pear Tree Polaris International Opportunities Fund (formerly Pear Tree PNC International Small Cap Fund) dated November 15, 2019 (incorporated by reference to Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A on November 15, 2019).

7.	Copies of Underwriting and Distribution Agreements, Dealer Agreements:

(a)	Amended and Restated Distribution Agreement between Registrant and U.S. Boston Capital Corporation dated May 1, 2008 (including 12b-1 Plan) (incorporated by reference to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A filed on April 30, 2008).

(b)	Amendment dated November 30, 2017 to the Restated Distribution Agreement dated May 1, 2008 (incorporated by reference to Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A filed on February 6, 2017).

(c)	Form of Selling Group Agreement (incorporated by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A filed on July 27, 2007).

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(d)	Form of Selling Group Agreement (incorporated by reference to Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A filed on July 31, 2014).

8.	Not applicable.

9.	Custody Agreements:

(a)	Custody Agreement between UMB Bank, N.A. and the Trust, dated March 19, 2020 (incorporated by reference to Post-Effective Amendment No. 73 to the Registration Statement August 3, 2020).

(b)	Rule 17f-5 Delegation Agreement between UMB Bank, N.A. and the Trust dated May 19, 2020 (incorporated by reference to Post-Effective Amendment No. 73 to the Registration Statement August 3, 2020).

10.	Copies of Rule 12b-1 Plans, Rules 18f-3 Plans, and related agreements:

(a)	Incorporated by reference to Exhibits 7(a) and 7(b).

(b)	Multiple Class Plan Pursuant to Rule 18f-3 (incorporated by reference to Post-Effective Amendment No. 61 to the Registration Statement February 6, 2017).

11.	Opinion and Consent of Sullivan & Worcester, LLP dated August 11, 2023 Regarding Legality of Shares to be Issued.[1]

12.	Opinion (and Consent) of Sullivan & Worcester LLP with respect to tax matters *

13.	Other Material Contracts:

(a)	Administration and Fund Accounting Agreement between UMB Fund Services, LLC and the Trust dated March 19, 2020 (incorporated by reference to Post-Effective Amendment No. 73 to the Registration Statement August 3, 2020).

(b)	Amended and Restated Transfer Agent and Service Agreement between Registrant and Pear Tree Institutional Services, a division of the Manager, dated May 1, 2008 (incorporated by reference to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A filed on April 30, 2008).

(c)	Transfer Agent Fee Waiver Agreement as of August 1, 2023 (incorporated by reference to Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A filed on August 1, 2023.

14.

(a)	Consent of Tait Weller & Baker LLP dated August 14, 2023[1]

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(b)	Consent of Tait Weller & Baker LLP dated September 13, 2023[2]

15.	Not applicable.

16.	Powers of Attorney of the Trustees of the Registrant (incorporated by reference to Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A filed on August 1, 2023).

17.	Form of Proxy Card[1]

17.1	Form of Proxy Card (Amended)[2]

[1]	Previously filed with Registration Statement August 15, 2023 and incorporated herein by reference.

[2]	Previously filed with Post-Effective Amendment to the Registration Statement on September 15, 2023 and incorporated by reference.

*	Filed herewith

ITEM 17.	Undertaking

1.	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for the re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned Registrant agrees that every prospectus that is filed under paragraph 1 above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.	The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the reorganization within a reasonably prompt time after receipt of such opinion.

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NOTICE

A copy of the Second Amended and Restated Agreement and Declaration of Trust of Pear Tree Funds is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Registrant by one or more officers of the Registrant, each as an officer and not individually, and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the relevant series of the Registrant.

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SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement on form N-14 has been signed on behalf of the Registrant, in the Town of Lincoln and The Commonwealth of Massachusetts on the 20th day of November 2023.

PEAR TREE FUNDS

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

As required by the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Willard L. Umphrey	President and Trustee	November 20, 2023
Willard L. Umphrey	(Principal Executive Officer)

/s/ Leon Okurowski	Treasurer	November 20, 2023
Leon Okurowski	(Principal Financial Officer)

/s/ John M. Bulbrook*	Trustee	November 20, 2023
John M. Bulbrook

/s/ William H. Dunlap*	Trustee	November 20, 2023
William H. Dunlap

/s/ Clinton S. Marshall*	Trustee	November 20, 2023
Clinton S. Marshall

*By:	/s/ Willard L. Umphrey
Willard L. Umphrey

* Pursuant to Power of Attorney

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Exhibit Index

Exhibit No.	Description of Exhibit

12	Opinion (and Consent) of Sullivan & Worcester LLP with respect to tax matters

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